UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

World Point Terminals, LP

(Name of Subject Company)

World Point Terminals, LP

(Name of Person(s) Filing Statement)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

98159G107

(CUSIP Number of Class of Securities)

Jonathan Q. Affleck

8235 Forsyth Blvd., Suite 400

St. Louis, Missouri 63105

(314) 889-9660

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Thomas A. Mullen Potter Anderson & Corroon LLP 1313 North Market Street Wilmington, DE 19899-0951 (302) 984-6000	Sean T. Wheeler Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, including as amended by Amendment No. 1, dated June 21, 2017, and this Amendment No. 2, the “Schedule 14D-9”) originally filed by World Point Terminals, LP (the “Partnership” or “us”) on June 2, 2017. The Schedule 14D-9 relates to the cash tender offer by World Point Terminals, Inc., a Delaware corporation (the “Offeror”) to purchase all of the Partnership’s issued and outstanding common units representing limited partnership interests (the “Units”) that are not already beneficially owned by the Offeror or its affiliates at a price per unit equal to $17.30 (the “Offer Price”), net to the holder in cash, without interest thereon and less any applicable tax withholding. All capitalized terms used in this Amendment without definition have the meaning ascribed to them in the Schedule 14D-9.

Except as otherwise set forth herein, the information contained in the Schedule 14D-9 remains unchanged and is incorporated herein by reference. This Amendment is being filed to reflect certain updates, as reflected below.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used

The information set forth under “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is hereby amended by deleting the final paragraph of the section thereof entitled “Opinion of the Financial Advisor to the Conflicts Committee – General” in its entirety and replacing it with the following:

Both the Partnership and the General Partner expressly adopt the analysis and discussions of both the Conflicts Committee and Evercore with respect to all of the factors considered by them in making their fairness determination, and both the Partnership and the General Partner believe that the Offer and the Buyout are substantively and procedurally fair to the Unaffiliated Unitholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WORLD POINT TERMINALS, LP

	By:	WPT GP, LLC, its general partner

Date: June 28, 2017	/s/ Jonathan Q. Affleck
	Name:	Jonathan Q. Affleck
	Title:	Vice President and Chief Financial Officer